Exhibit 99.1

Enlivex Announces Topline Results of Its Phase II Trial Evaluating Allocetra™ In Patients With Sepsis

●	Analysis of eligible[1] patients from the sepsis Phase II study (NCT# NCT04612413)

■	In accordance with the study protocol, the safety and efficacy topline analysis includes sequential organ failure assessment (SOFA) scores and mortality for the 28-day period post treatment.

■	Efficacy:

■	Stand-alone analysis of the Allocetra™-treated patients, of which 78% had septic shock and 65% had invasive ventilation at screening, demonstrated substantial reductions in SOFA scores and 65% reduction in overall mortality rate as compared with expected mortality[2]. By day 28, the analysis showed 90% reductions of SOFA scores for sepsis patients whose infection source was urinary tract, 68% for patients whose infection source was community-acquired pneumonia, and 36% for patients whose infection source was internal abdominal infection.

■	Relative analysis demonstrates a potential indication of effect of Allocetra™ as compared with placebo in high-risk, severe sepsis patient population (organ failure scores >=7), originating from urinary tract infections (“High Risk UTI”). Enlivex intends to consider a potential follow-on, randomized, controlled study of a solely High Risk UTI sepsis population. Up to 31% of sepsis cases start as urinary tract infections, representing up to 9.8 million cases in the United States and Europe, leading to as many as 1.6 million deaths[3], and represents a substantial potential market opportunity for Allocetra™.

■	The study was designed for patients to be randomized with equal degree of SOFA scores across treatment and placebo groups. The randomization resulted in the Allocetra™-treated cohorts having 20% higher frequency of septic shock and 35% higher frequency of invasive ventilation prior to treatment, as compared with the control group. Both of these patient attributes are associated with a significantly higher degree of difficulty of treatment and higher mortality rates. These imbalances made it challenging to deduce the relative effect in other patient subgroups.

■	Safety: Stand-alone and placebo-compared analysis across all sepsis patient subgroups and risk categories demonstrated acceptable safety and tolerability profile of Allocetra™ IV infusions.

Nes-Ziona, Israel, April 11, 2024 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced positive indication of effect and safety results from its Phase II study of Allocetra™ in patients with sepsis, in which 120 patients enrolled.

Bruno François, M.D., intensive care physician, is the head of the Limoges Clinical Investigation Center (Limoges, France). Dr. François took a primary role in the design of the study, medical support and oversight of patient eligibility. Dr. François was the national coordinator for numerous emergency trials, especially in sepsis, and has participated in several advisory boards for sepsis multinational trials, independent clinical evaluation committees and adjudication committees. Dr. François stated, “I am very excited about Allocetra’s™ novel approach, using a first-in-class innovative cell therapy to explore the treatment of patients with acute, life-threatening sepsis and septic shock. The study, a randomized controlled trial conducted in six countries and multiple clinical centers, demonstrated a favorable safety profile for Allocetra™. Within the context of the study, we also learned the ease of use and feasibility to infuse Allocetra™ cells to patients even in the complex setting of the intensive care unit. The study was well designed and executed, although randomization resulted in the Allocetra™- treated cohorts having higher frequencies of septic shock and invasive ventilation prior to treatment, as compared with the control group. Because these patient attributes are typically associated with a significantly higher degree of difficulty of treatment and higher mortality rates, the relative effect of Allocetra™ in some patient sub populations was challenging to deduce. I am pleased with the unusually low mortality rates across the board in the study, and that Allocetra™ demonstrated a potential indication of effect in high-risk sepsis patients originating from urinary tract infections. A substantial number of sepsis cases originate from urinary tract infections, and we have been actively searching for additional treatment alternatives for those patients, especially those who are at high risk. Having reviewed the topline study results, I look forward to reviewing the forthcoming additional safety and biomarker data of patients in the study, and I recommend the further exploration of the use of Allocetra™ in the High Risk UTI population.”

[1]	Analysis of modified intent-to-treat (mITT) population for all patients who were randomized, received the high dose of Allocetra™ or placebo, had a screening total SOFA score >= 5 points above pre-admission total SOFA score, had at least one post-baseline total SOFA score, and determined as eligible by an Adjudication Committee

[2]	Compared with recently-completed sizable clinical trials – Revival Phase III (2024), Astonish Phase IIb (2023), Karakike (2019) – in which mortality rates were in the range of 23% - 30%, and 26% was used for the calculation as the representative average

[3]	Management of Urosepsis in 2018, Bonkat et. Al. , European Urology Focus Volume 5, Issue 1, (2019)

Oren Hershkovitz, Ph.D., CEO of Enlivex said, “We are pleased with the demonstration of substantial SOFA score reductions and low mortality rate of the Allocetra™-treated patients across all origins of sepsis in the study, the indication of effect compared with placebo for the high-risk patients whose sepsis originated from urinary tract infections, and the favorable safety profile of Allocetra™. The Company intends to consider, upon reviewing the totality of the data, a potential follow-on, randomized, controlled study of a solely High Risk UTI sepsis population. Up to 31% of sepsis cases start as UTIs4, and this represents a substantial potential market opportunity for Allocetra™. The randomization resulted in the Allocetra™-treated cohorts having 20% higher frequency of septic shock and 35% higher frequency of invasive ventilation prior to treatment, compared with the placebo group. Both of these patient attributes are associated with significantly higher degree of difficulty of treatment and higher mortality rates, and potentially resulted in patients with more severe sepsis in the Allocetra™-treated cohorts. These biases made it challenging to deduce the relative effect in other patient subgroups.”

ABOUT UTI

Urinary tract infection (UTI) is the second most common infectious disease affecting more than 150 million people globally annually. Up to 31% of sepsis cases start as UTIs, representing up to 9.8 million cases in the United States and Europe, leading to as many as 1.6 million deaths4.

ABOUT THE PHASE II SEPSIS CLINICAL TRIAL (NCT# NCT04612413)

The Phase II trial was a placebo-controlled, randomized, dose-finding, multi-country, multi-center study, evaluating frozen-formulation Allocetra™ in addition to standard of care in patients with sepsis associated with pneumonia, biliary, urinary tract, or peritoneal infections. The results contained in this press release represent topline data and are subject to revision based on the ongoing collection of study information and detailed analysis. The Company expects to release further details about the study in a forthcoming presentation.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRA™ programs. All such forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

[4]	Management of Urosepsis in 2018, Bonkat et. al., European Urology Focus Volume 5, Issue 1, (2019)